Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising an investor presentation that was given by Marius Kloppers, Chief Executive Officer, BHP Billiton and J. Michael Yeager, Chief Executive Petroleum, BHP Billiton on May 7, 2008.

Petroleum CSG Briefing

Marius Kloppers, Chief Executive Officer

J Michael Yeager, Chief Executive Petroleum

7 May 2008

bhpbilliton

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Disclaimer

This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) and comprises the written materials/slides for a presentation concerning BHP Billiton’s offers for Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

Information about Rio Tinto is based on public information which has not been independently verified.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”), including BHP Billiton’s Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2007, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Disclaimer (continued)

Cautionary Note to US Investors – The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. BHP Billiton uses certain terms in this presentation, such as “probable reserves” and “contingent resources”, that the SEC’s guidelines strictly prohibit oil and gas companies from including in filings with the SEC. US Investors are urged to consider closely the disclosure in the BHP Billiton Annual Report, File No. 001-09526 (for BHP Billiton Limited) and File No. 001-31714 (for BHP Billiton Plc), available from BHP Billiton at BHP Billiton Limited, 180 Lonsdale Street, Melbourne, Victoria, 3000 Australia or at BHP Billiton Plc, Neathouse Place, Victoria, London, United Kingdom. You can also obtain the BHP Billiton Annual Report from the SEC by calling 1-800-SEC-0330 or by visiting the SEC’s website (http://www.sec.gov).

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

References in this presentation to “$” are to United States dollars unless otherwise specified.

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resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

bhpbilliton

resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

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Strong fit in BHP Billiton’s asset portfolio

BHP Billiton knows this business as well as any of its minerals businesses

Oil is a natural resource commodity with real attractions

Petroleum in BHP Billiton – a symbiotic relationship

Petroleum is a high quality upstream business, ideally positioned to deliver unique value

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Petroleum has been a key business for a long time

Petroleum EBIT contribution to BHP Billiton

(US$ ‘000)

3,500 3,000 2,500 2,000 1,500 1,000 500 0

1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: BHP Billiton 2008.

Notes: Results are presented in accordance with AGAAP prior to June 2000, UK GAAP from June 2000 until June 2004, and then IFRS from June 2005 onwards.

BHPB Billiton changed year ends from May to June in 2000, therefore the results for June 2000 represent a 13 month period.

All numbers are presented in US millions. Where translations have been made, the year end Exchange Rate (AUD/USD) referenced from Reserve Bank of Australia has been used.

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In many aspects, upstream Petroleum is little different to mining

Strategic focus

Upstream, long-life, low-cost, expandable, export-oriented assets diversified by commodity, geography and market

High quality assets where investment returns are commensurate with risk

Core activities

Safety, environment and health: top priority with similar challenges

Capital intensive long-term investments, with a comparable value chain

Common multidisciplinary project management and operations skills set

Stakeholder management vital

Large complex capital scale projects, global financing and new technologies but we understand and nurture the differences

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Board and executive skills complementary and strong

BHP Billiton Board

Paul Anderson

Over 20 years experience in US based natural gas and gas infrastructure companies

John Buchanan

A long career with BP, culminating with 6 years as an Executive Director and Group CFO

David Jenkins

A long career with BP including a period as Chief Geologist, Director Technology and Chief Technology Advisor

John Schubert

Over 24 years experience with Esso in Australia and internationally, and 6 years as Chairman and Managing Director of Esso Australia

Petroleum Leadership

Mike Yeager

Over 20 years experience upstream oil and gas, with Mobil and Exxon Mobil, with particular expertise in building major projects

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Long-life core assets, consistent with BHP Billiton strategy

BHP Billiton attributable production

Annual production

(mmboe)

120 100 80 60 40 20 0

1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019

History Projected NWS Bass Strait

Source: BHP Billiton.

Notes: Historical information.

Future production is mid point estimate based on an array of future scenarios.

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Strong fit in BHP Billiton’s asset portfolio

BHP Billiton knows this business as well as any of its minerals businesses

Oil is a natural resource commodity with real attractions

Petroleum in BHP Billiton – a symbiotic relationship

Petroleum is a high quality upstream business, ideally positioned to deliver unique value

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Strong long-term global growth in energy demand

Energy demand growth (CAGR)

(mmtoe)

16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

Renewables Hydro Nuclear Coal Gas Oil

+1.4% +2.4% +1.6%

2000 2010 2020 2030

Source : IEA World Energy Outlook

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But energy consumption growth is substantially a China story

Global primary energy consumption 2000 - 2007

(mmtoe)

3,500 3,000 2,500 2,000 1,500 1,000 500 0

2000 2001 2002 2003 2004 2005 2006

Growth in consumption 2000 - 2007

(mmtoe)

Rest of Asia Pacific India China Africa Middle East Europe & Euresia S & Central America North America

14.0% 7.0% 4.6% 13.7% 9.0% 2.9% 42.3% 6.6%

Source: BP 2007 Statistical Review.

Notes: One tonne of oil equivalent equals approximately 7.33 barrels of oil equivalent, 8. 68 tonnes of LNG, 6.29 thousand cubic metres of NG, 1.5 tonnes of hard coal, 3 tonnes of lignite and 12 Megawatt hours of electricity. The primary energy values of both nuclear and hydroelectric power generation have been derived by calculating the equivalent amount of fossil fuel required to generate the same volume of electricity in a thermal power station, assuming a conversion efficiency of 38% (the average for OECD thermal power generation).

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As is oil consumption growth

Global oil consumption 2000 - 2007

(kbpd)

30,000 25,000 20,000 15,000 10,000 5,000 0

2000 2001 2002 2003 2004 2005 2006

Growth in consumption 2000 - 2007

(kbpd)

Rest of Asia Pacific India China Africa Middle East Europe & Euresia S & Central America North America

5.4% 36.3% 4.2% 16.2% 9.1% 2.6% 18.3% 7.9%

Source: BP 2007 Statistical Review.

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By 2006, spare oil production capacity virtually eliminated

Global oil production and capacity

(mmbpd)

100 90 80 70 60 50 40 30 20 10 0

Global capacity Global production

1966 1971 1976 1981 1986 1991 1996 2001 2006

Source: International Energy Agency (IEA), DOE, Goldman Sachs Commodities Research.

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Rapid escalation in investment, but driving costs rather than capacity

IOC Capital Investment

Upstream Worldwide

US$bn

450 400 350 300 250 200 150 100 50 0

$160 $170 $217 $276 $401

2002 2003 2004 2005 2006

Source: JS Herold

Upstream Cost Inflation

Cost Index (year 1999 = 100)

180 160 140 120 100 80

Rapid Inflation

1999 2000 2001 2002 2003 2004 2005 2006

Source: EIA

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Oil price fundamentals strong – fuelled by higher costs

Marginal costs and long dated oil prices

(US$/bbl)

100 90 80 70 60 50 40 30 20 10 0

Oil price Marginal cost

1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: Nymex and Goldman Sachs Equity Research.

Notes: Marginal cost is defined as the average of the highest quartile cost producers. Oil price is Nymex Crude Oil price JMCXCLPI

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What price oil?

EIA Long term price forecasts

(US$/b)

120 100 80 60 40 20 0

2008

High Reference Low

1980 1985 1990 1995 2000 2005 2010 2015 2020 2025 2030

Source: Bloomberg, Global Insight.

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Capital strength and technical capability combine to deliver value growth through discovery

Finding and development costs (three year average)

(US$/boe)

Capital strength

Strong cash flow

Strong balance sheet

Risk management

Global portfolio view

Long-term view

45 40 35 30 25 20 15 10 5 0

FY05 FY06 FY07 BHPB FY07

BHPB Anadarko Apache Devon Hess Murphy Noble Talisman Woodside

Technical capability

Geoscience skills

Seismic expertise

Technology platform

Access to drilling expertise

Licence access

Source: BHP Billiton.

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Size and investment performance have a strong link in the oil and gas sector

Oil and gas sector weighted average return on capital employed 2005 - 2007

(% Weighted average ROCE)

25 20 15 10 5 0

Super majors Large O&G Independents Small independents

Source: JS Herold

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Strong fit in BHP Billiton’s asset portfolio

BHP Billiton knows this business as well as any of its minerals businesses

Oil is a natural resource commodity with real attractions

Petroleum in BHP Billiton – a symbiotic relationship

Petroleum is a high quality upstream business, ideally positioned to deliver unique value

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An E&P player with the power and reach of a super-major

Market capitalisation

(US$ bn April 2007)

Exxon Mobil Royal Dutch BHP Billiton BP Total Chevron ENI Conocophillips Statoilhydro BG Group Occidental Encana Imperial Oil Devon Energy Suncor Energy Repsol YPF Apache Canada Natural Woodside Husky Energy Marathon XTO Energy EOG Resources Anadarko PTT Hess Chesapeake Petro-Canada OMV AG Canadian Oil Talisman Nexen Murphy Oil Corp

(1)

0 50 100 150 200 250

Integrated E&P

Source: Bloomberg,

Note: Exxon Mobil US$452bn

Credibility and stature that Petroleum could not secure in its own right

Represented in 27 countries

A unique offer to major resource holder governments, NOC’s and other potential partners

The corporate stature and financial strength of an oil super-major

A strong track record in building and operating major resource projects

Our domicile is of lower political sensitivity

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Petroleum stands alone for consistent returns

EBIT Margin(a) (%)

70 60 50 40 30 20 10 0

H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2

FY 2002 FY 2003 FY 2004 FY 2005 FY 2006 FY 2007

Notes: a) FY2005, FY2006 and FY2007 are shown on the basis of Underlying EBIT. Prior periods are calculated under UKGAAP. All periods exclude revenue and EBIT from third party trading activities.

Base Metals Petroleum Stainless Steel Materials BHP Billiton Iron Ore Aluminium D & SP Met Coal Manganese Energy coal bhpbilliton

resourcing the future

Strong fit in BHP Billiton’s asset portfolio

BHP Billiton knows this business as well as any of its minerals businesses

Oil is a natural resource commodity with real attractions

Petroleum in BHP Billiton – a symbiotic relationship

Petroleum is a high quality upstream business, ideally positioned to deliver unique value bhpbilliton

resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

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Overview of BHP Billiton Petroleum

A significant oil and gas exploration and production business

Large and diverse portfolio of operating assets, development opportunities and exploration permits

Operations in six countries

Currently exploring in an additional four countries

Eight development projects currently in execution and numerous future projects in preparation

A key component of BHP Billiton for almost 40 years

Significance within BHP Billiton evident in the recent 1H FY08 financials

~20% of total underlying EBIT

~32% of total capital expenditure

~76% EBITDA margin (highest within BHP Billiton)

Petroleum competes for capital like any other part of BHP Billiton with similar financial criteria

Strong free cash flow even with record capital spending

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BHP Billiton Petroleum financial profile

Production(a) (mmboe) Revenue ex 3rd party products (US$m) Underlying EBIT (US$m) EBIT margin(b) (%) Exploration (US$m) Capital Expenditure (US$m) Reserve Replacement Ratio (%) EBIT ROCE (%)

1H08 60.5 3,112 1,972 63.2 295 1,153 NR 52

FY07 116.0 4,964 3,014 60.6 395 1,687 103 50

FY06 115.6 4,804 2,968 61.7 447 1,124 62 63

Notes:

a) Production from continuing operations.

b) EBIT margin excludes revenue and EBIT from third party trading activities.

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Global operational focus

E Canada Petroleum HQ Gulf of Mexico Colombia Trinidad The Falklands Exploration UK Algeria Pakistan Malaysia North West Shelf W Australia Bass Strait Producing and development

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Production diversified by asset and product type

Production for the quarter ending 31-Mar-2008(a)

Production by asset

(mmboe, total = 32.73)

Other 28% Algeria 6% UK 9% Atlantis 11% North West Shelf 20% Bass Strait 25% Shenzi & Genghis Khan 1%

Production by product

(mmboe, total = 32.73)

NGL 7% LNG 11% Natural Gas 33% Crude Oil Concentrate 49%

Notes: a) Other includes Stybarrow, Griffin, Minerva, Angostura, Mad Dog, West Cameron 76, Mustang, Genesis, Starlifter, Green Canyon 18/60 and Pakistan. Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

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Our core strategy and competitive advantages

The core strategy

Large, long-life upstream assets with multiple options – that we operate

Target organic growth opportunities through exploration which are material to BHP Billiton

Balanced portfolio of proven hydrocarbon basins and significant frontier opportunities

Functional organizational model to achieve top quartile performance

Our competitive advantages

Balance sheet strength of a super major, with the energy of a start-up

Able to compete technically with super majors in chosen locations

Industry leading geoscience imaging technology in deepwater subsalt

Trusted and dynamic partner

Speed of decisions versus competitors

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The functional organization

Very simple organizational model – worldwide functional accountability

Management focus on the parts of the business which are critical to success

Exploration

Safety

Opportunity inventory

Resource adds

Seismic and data quality

Finding costs

CRT

Development

Safety

Concept optimization

Project / drilling execution

Cost and schedule

Commission and start-up

Start up

Production

Safety

Post-start up execution

Daily production

Lowest-cost operations

Reserve recovery

Additional opportunities

Sales mtr

Marketing

Safety

Market prices

Gas market development

Gas project sponsorship

Global Support Functions

(Planning, HSEC, Human Resources, Finance, Legal, External Affairs and Information Technology)

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Management team in place to execute

J. Michael Yeager Chief Executive Petroleum

Stephen O’Rourke President Exploration

Nigel Smith President Development

Timothy Cutt President Production

Renee Klimczak President Gas Marketing

Alex Green Marketing Director Crude Marketing

Zlatko Todorcevski Chief Financial Officer

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Benefits of the worldwide functional organization

Clear accountability and organizational alignment – clear focus of management

Promotes functional excellence in all disciplines

Worldwide ranking ensures quality and materiality

Highly leveragable model targeting lowest costs

Career development without relocation for many jobs

Puts our best skills on each opportunity – swarm a problem

Rapid knowledge transfer

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The strategy has already delivered early results

Significant improvements in safety performance – 3 LTIs YTD (9 mos) vs 20 in FY06

Average daily production for Apr-08 was 378 kboed vs. 318 kboed FY06

Strong base performance – cost focus and reliability

Currently ramping up recent developments –primarily oil

Rejuvenated exploration growth opportunities

Two key discoveries

Recent success capturing key acreage positions

Focusing on people – 299 hired in the last 12 months

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Key messages

BHP Billiton Petroleum is a significant oil and gas exploration and production business and a key component of BHP Billiton

The core strategy is clear and simple

Significant organization change has occurred over the last 12-18 months

An experienced management team is implementing the strategy

The business has real competitive advantages

The strategy has already delivered early results

bhpbilliton

resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

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Driving Base performance

“Base” is production and operations that are on-stream today

Driving the Base performance of our existing operations is a key operational goal

In-Country management responsibility, supported by the global functional organization

Goal is to mitigate natural production decline

Expected average natural decline of 6-9% per annum

Target to reduce natural decline to 2-3% per annum through new wells, new compression and new opportunities

Our goal is to extract maximum value from all production over the field life

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Base producing areas

Bass Strait

After almost 40 years, achieved record winter gas sales

Algeria

BHP Billiton operations stable and highly profitable

United Kingdom

Long-life assets – training ground for deepwater operations worldwide

Trinidad

Significant improvement in uptime performance

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Production growth areas

Gulf of Mexico

100 kbpd (net) new production expected by end FY09

North West Shelf

5th LNG train to start-up in late CY08

Western Australia

Stybarrow new project volumes of 40 kbpd (net)

Pakistan

Recently expanded production by ~50%

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Key strategic objectives that drive Base performance

Safety: Focus on continuously improving 1st quartile industry safety performance

Reliability: Maximize daily volume through world class reliability management

Cost: Strengthen current 1st quartile unit cost performance

Volumes: Start-up new operated projects

Prices: Obtain market pricing for all commodities

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Safety – substantially improved our safety performance, and now solidly top quartile in the industry

Achieved ~72% reduction in Total Recordable Incident Frequency Rate (TRIFR) between 2HCY05 and 1QCY08

Delivered improvements despite significant ramp-up in drilling and construction activities

Key differentiators

Operating discipline – 1,200 improvements taken

Common standards and operating systems

Key management roles that focus on safety and reliability

Good safety = Good business

Total Recordable Incident Frequency Rate (TRIFR)

(Per million hours)

5.0 4.0 3.0 2.0 1.0 0.0

OGP Top Quartile (CY06)

2H CY05 CY06 CY07 1Q CY08

Lost Time Incident Frequency Rate (LTIFR)

(Per million hours)

2.0 1.5 1.0 0.5 0.0

OGP Top Quartile (CY06)

2H CY05 CY06 CY07 1Q CY08

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Reliability – significantly improving our uptime performance

Uptime measured against 100, 100, 100

Track and monitor both scheduled and unscheduled downtime

Significant improvement in performance 3QFY08: 93.5% vs 1QFY07: 89.0%

1% improved uptime = ~1.5 mmboe (~4 kboed)

Key initiatives

All downtime is tracked

Global standards frameworks for facility integrity and maintenance

After safety and environment, primary role of operating management

Notes: a) Excludes Atlantis as it is currently in ramp-up stage.

Production efficiency(a)

(Uptime)

100% 0%

89.0% 93.6% 92.0% 94.6% 91.6% 94.0% 93.5%

1QFY07 2QFY07 3QFY07 4QFY07 1QFY08 2QFY08 3QFY08

Stybarrow field

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Cost – unit cost structure is highly competitive among peers

Cost focus is on unit cost per barrel oil equivalent

Unit operating costs holding steady ~US$5.00/boe

Rising to ~US$6.00/boe over next 4 years

Unit DD&A at ~US$6.00/boe worldwide

Forecast to rise as major projects come on-line

Both unit operating costs and unit DD&A are highly competitive vs. peers

Peer group includes: Anadarko, Apache, Devon, Hess, Murphy, Noble, Talisman, and Woodside.

Source: BHP Billiton, John S. Herold, Inc. and annual reports.

Cash operating costs

(US$/boe)

25 20 15 10 5 0

Peers

2005 2006 2007 1H08

DD&A

(US$/boe)

25 20 15 10 5 0

Peers

2005 2006 2007 1H08

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Volumes – start up four new projects in FY08

Incremental capacity – BHP Billiton’s attributable share

(boed)

88,550

158,147

Total capacity

89,500

8,422 Current net production

21,175

40,000

Stybarrow

Genghis Khan

Zamzama

Atlantis South

Total

% Working Interest 50.0% 44.0% 38.5% 44.0%

Gross capacity 80,000 bpd 55,000 bpd 150 mmcfd 200,000 bpd 180 mmcfd 335,000 bpd 330 mmcfd

Net capacity 40,000 bpd 21,175 bpd 50 mmcfd 77,000 bpd 69 mmcfd 138,175 bpd 119 mmcfd

Current On plateau Drilling On plateau Drilling 89,500 boed

Note: Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

Net capacity and production is after applicable royalty

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Stybarrow (50% WI, BHP Billiton operated)

Performance highlights

FPSO and subsea wells

Brought on-stream in November approximately two months ahead of schedule

Achieved sustained production at design capacity of 80 kbpd (gross)

Record-setting single well flow rates of approximately 32 kbpd

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Genghis Khan (44% WI, BHP Billiton operated)

Performance highlights

Subsea wells tied back to Marco Polo platform

Design capacity of 55 kbpd (gross)

Brought on-stream in October, bringing Shenzi production forward by ~ 2 years

Two wells completed

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Zamzama Phase II (38.5 % WI, BHP Billiton operated)

Performance highlights

Plant expansion started up Feb 2008

Gas plant expansion design capacity 150 mmcfd (gross)

Currently optimizing production systems

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Atlantis (44% WI, non-operated)

Performance highlights

Semi-submersible platform with deepwater subsea wells

Brought on-stream in October (crude) through December (natural gas)

Design capacity for 200 kbpd; 180 mmcfd (gross)

6 wells currently producing at 100 kbpd (gross), 2 additional wells planned on-stream by end of FY08

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Prices – obtain market pricing

Global Crude and Gas Marketing organizations

Measure product sales vs. available production for sale daily

Goal is to capture maximum daily price, or as close as we can

Full price exposure is our corporate position

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Pricing environment is strong

Crude prices

100 kbpd (net) GoM new production in progress

40 kbpd (net) Western Australia new production on-stream

Excellent fiscal regimes – captures full upside

Gas sold regionally, supported by clean fuel initiatives and growing economies

Shorter duration contracts and price reopeners, price structure evolving

New gas volumes coming on-stream – NWS domestic gas, Kipper, Turrum, Angostura and Macedon

LNG market has completely reversed in last 3 years due to a shift in demand-supply fundamentals and crude price linkages

LNG is a sellers market today with competing buyers

Recent Asian LNG contracts are at or close to crude parity

Most LNG production has price re-openers and new sales capture new contract pricing

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By 2012, ~60% of gas and LNG production will have price reopener mechanisms available

Gas and LNG contracts pricing structure

100% 80% 60% 40% 20% 0%

FY2008 FY2009 FY2010 FY2011 FY2012

Contracts with NO Reopener

Contracts with reopener (a)

Contracts to expire within 4yrs

Short term sales (0-4yrs)

Notes:

a) Includes pricing structures closely linked to uncapped market indices

Most current long-term LNG contracts contain regular price reopeners

Old LNG contracts were negotiated at lower prevailing crude prices

LNG contract reopeners are leading to large price increases – tied to crude

Also our new, large volume LNG contracts capture current crude price terms

Significant revenue upside from old and new contracts

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Key messages

Driving the Base performance of our existing operations – to extract maximum value from all production – is a key operational goal

Safety improvements have been realized – continue improvements to maintain top quartile safety performance

Excellent uptime performance and year-on-year improvement – focus on 100,100,100

Maintain competitive industry cost position – continuous improvement initiatives are a daily focus

Excellent performance achieved in new project start-ups

Gas and LNG contract reopeners, coupled with new volumes, provide significant revenue upside bhpbilliton

resourcing the future

bhpbilliton

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Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

bhpbilliton

resourcing the future

Petroleum projects are a key element of the BHP Billiton growth pipeline


WA Iron Ore Quantum 2
DRC Smelter
CMSA Heap Leach 2
Olympic Dam Expansion 1
Angola & DRC
Macedon
CMSA Heap Leach 1
RBM
Thebe
Cannington Life Ext
Nimba
Mad Dog West
Boffa/Santou Refinery
KNS Exp
Cerrejon Opt Exp
Angostura Gas
Peak Downs Exp
Ekati
SA Mn Ore Exp
Gabon
CMSA Pyro Expansion
Corridor Sands 2
Goonyella Expansions
Shenzi Nth
Neptune Nth
Antamina Exp
Samarco 4
WA Iron Ore Quantum 1
Daunia
MKO Talc
Puma
Olympic Dam Expansion 2
Scarborough
GEMCO Exp
Kennedy
Canadian Potash
Blackwater UG
Wards Well
Caroona
Resolution
Browse LNG
NWS WFGH
Red Hill UG
CW Africa Exploration
Olympic Dam Expansion 3
Eastern Indonesian Facility
Hallmark
Knotty Head
Corridor Sands 1
Escondida 3rd Conc
Maya Nickel
Saraji
Perseverance Deeps
Maruwai Stage 2
WA Iron Ore RGP 5
Turrum
Bakhuis
Navajo Sth
NWS CWLH
Maruwai Stage 1
Guinea Alumina
Mt Arthur Coal UG
NWS Nth Rankin B
WA Iron Ore RGP 4
NWS Angel
Kipper
Atlantis North
Klipspruit
NWS T5
Neptune
Newcastle Third Port
Shenzi
Worsley E&G
GEMCO
Zamzama Phase 2
Samarco
Alumar
Cliffs
Douglas-Middelburg
Pyrenees
2013
2010
2008
Future Options
Feasibility
Execution
As at 2 May 2008
Proposed capital expenditure
<$500m
$501m-$2bn
$2bn+
CSG
Aluminium
Base Metals
D&SP
Energy Coal
Iron Ore
Manganese
Met Coal
Petroleum
SSM

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Page 55

Beyond Stybarrow, Genghis Khan, Zamzama, and Atlantis – 8 projects in execution



OIL
GAS
LNG
UK
Algeria
Pakistan
Petroleum HQ
Trinidad

Gulf of Mexico

Neptune (35%)
- 50 kbpd / 50mmcfd deepwater development
- HU&C completed; 6 wells drilled & completed
- Hull remediation in progress
- Start-up anticipated 2Q CY08

Shenzi (44%)
- 100 kbpd / 50mmcfd deepwater development
- Fabrication in progress; 2 wells drilled & completed
- Start-up anticipated mid CY09

Altantis North (44%)
- 1-3 well subsea tie back to Atlantis South
- Start-up anticipated 2H CY09

North West Shelf

Train V (16.67%)
- 4.2 mtpa LNG processing train
- Under construction
- Start-up anticipated late CY08

Angel (16.67%)
- 800mmcfd / 50 kbpd condensate development
- Topsides installed
- Start-up anticipated end CY08

North Rankin B (16.67%)
- 2.5 bcfd gas facility
- Sanctioned Mar-08
- Start-up anticipated CY12

Bass Strait

Kipper (32.5%)
- 80mmcfd / 10 kbpd condensate development
- Subsea contracts executed
- Start-up anticipated CY11

W Australia

Pyrenees (71.43%)
- 96 kbpd / 60mmcfd FPSO development
- FPSO conversion underway
- Start-up anticipated 1H CY10

Note: All production rates are gross production basis

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Page 56

Neptune (35% WI, BHP Billiton operated)

Project overview

Tension leg platform and subsea wells

4,250ft water depth

50 kbpd and 50mmcfd capacity (gross)

HU&C completed; 6 wells drilled & completed

Hull remediation in progress

Start-up 2Q CY08

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Projects such as Neptune are large scale

Neptune development relative to Empire State Building

Neptune TLP and seafloor piping layout

4th deepest TLP in the world

Neptune development relative to Manhattan

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resourcing the future

Shenzi (44% WI, BHP Billiton operated)

Project overview

TLP and subsea wells

4,300ft water depth – 2nd deepest TLP in the world

100 kbpd and 50mmcfd capacity (gross)

Fabrication in progress; 2 wells drilled & completed

Start-up mid CY09

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Pyrenees (71.43% WI, BHP Billiton operated)

Project overview

FPSO and subsea wells

96 kbpd capacity (gross)

FPSO conversion underway

Start-up 1H CY10

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Progression of BHP Billiton’s project experience

2006 Mustang Fixed Platform

1996 Liverpool Bay Fixed Platform

2004 Angostura Fixed Platform

1995 Cossack Pioneer FPSO

1999 Buffalo FPSO

1989 Challis* FPSO

1986 Jabiru* Venture FPSO

2000 Keith Subsea Tieback

1993 Bruce Fixed Platform

1994 Griffin FPSO

2010 Pyrenees FPSO

1999 Laminaria Northern Endeavor FPSO

2001 Typhoon Mini TLP

1998 Boris Subsea Tieback

1998 Genesis Classic Spar

2008 Stybarrow FPSO

2007 Neptune TLP

2009 Shenzi TLP

2004 Mad Dog Truss Spar

2007 Atlantis Semi FPS

2003 C.R. Luigs DP Drillship

38 feet (12 m)

95 feet (29 m)

197 feet (60 m)

250 feet (76 m)

255 feet (78 m)

328 feet (100 m)

400 feet (122 m)

400 feet (122 m)

400 feet (122 m)

426 feet (130 m)

820 feet (250 m)

1,263 feet (385 m)

2,100 feet (640 m)

2,400 feet (732 m)

2,600 feet (792 m)

2,707 feet (825 m)

4,250 feet (1,296 m)

4,300 feet (1,311 m)

4,500 feet (1,372 m)

7,040 feet (2,146 m)

Chincok 3 8,830 feet (2.691 m)

Phase 1

Offshore shelf experience as an Operator

Phase 2

Deepwater experience as a Partner

Phase 3

Deepwater experience as a Partner & Operator

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Leading edge tension leg platform experience

TLPs – Sanctioned, Installed, Operating or Decommissioned

3,000-foot water depth

4,000-foot water depth

Source: Offshore Magazine / Mustang Engineering – 2007

Deepwater Solutions & Records for Concept Selection

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Industry leading deepwater drilling performance

GoM deepwater exploration and appraisal wells

(Days per 1000 ft drilled, Jan-2000 to Dec-2007)

8 7 6 5 4 3 2 1 0

23 wells 68 wells 17 wells 26 wells 44 wells 39 wells 26 wells 8 wells 8 wells 13 wells

BHP Billiton Kerr McGee Unocal Anadarko Shell BP Chevron Conoco Exxon Hess

Best BHP Billiton development well at 1.49 days/1000 ft (Shenzi B1-2)

Source: BHP Billiton review of operated exploration and appraisal well scout tickets. Reported days from Spud to total depth.

Note: Drilling comparison does not include geological side tracks

On average, it takes BHP Billiton less time to reach total depth than our competitors

Time = Cost

Consistently reach target depth

Committed rigs on contract to execute deepwater program

“DD1” through June 2012

“Luigs” through Sept 2013

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Ahead – Inventory of future projects under design and evaluation


OIL
GAS
LNG
UK
Algeria
Pakistan
Petroleum HQ
Gulf of Mexico
Mad Dog West (23.9%)
Subsea tie-back
Puma (29.8%)
Subsea tie-back
Shenzi N (44%)
Subsea tie-back
Neptune N (35%)
Subsea tie-back
Knotty Head (25%)
Deepwater development
Trinidad
Angostura Gas (45%)
Gas field development
W Australia
Macedon (71.43%)
Subsea wells and gas plant
Thebe (100%)
LNG development
Scarborough (50%)
LNG development
Browse LNG (10.5%)
LNG development
North West Shelf
NWS CWLH (16.67%)
Replacement of FPSO and associated subsea facilities
NWS WFGH (16.67%)
Gas field development
Bass Strait
Turrum (50%)
Gas field development

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Page 64

Significant resource position to support long term growth

Attributable Reserves and Resources

(mmboe, as at 30-Jun-2007)

3,500 3,000 2,500 2,000 1,500 1,000 500 0

Probable Reserves plus 2C Contingent Resources 2,241 mmboe

Proved Reserves 1,353 mmboe

Onshore

Offshore

Deepwater

LNG

Africa

Europe

Americas

Asia

Australia

Gas

Liquids

Type Region Product Product

Source: BHP Billiton 2007 Annual Report.

Total Resources 3,594 mmboe

Gas

Liquids

Angostura Bass Strait Browse NWS Gas Exmouth Zamzama Scarborough

Atlantis Algeria Bass Strait GoM Shenzi Pyrenees

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Key messages

Petroleum makes a significant contribution to BHP Billiton’s overall growth prospects

BHP Billiton Petroleum is executing leading-edge deepwater projects

The 8 projects currently in execution underpin our forecast volume growth of 10% CAGR to FY11

Deep inventory of future development options already identified

We have a sizeable resource base requiring future development bhpbilliton

resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

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Exploration strategy – capturing additional opportunities

Target opportunities that are material to BHP Billiton

Balance proven hydrocarbon plays with frontier exploration

Focus on opportunities that have the potential for multiple successes

Seeking Control and Operatorship

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Significant gains over the past 18 months

- Rejuvenated growth opportunities
- Acquired a number of key acreage positions
- 75% increase in exploration spending in FY08 to ~US$700m from US$395m in FY07 (net)
- Forward exploration spend anticipated to be at or above FY08 level
- Increased equity ownership from ~41% to ~55%
- Increased percentage of portfolio that is Operated to ~66%

Page 69

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Recent exploration successes

Thebe

Major gas discovery in Western Australia

100% BHP Billiton working interest

Mad Dog West

W2 Well Path

Original LKO

Post drill LKO

Major field extension in deepwater GoM

23.9% BHP Billiton working interest

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Key exploration and appraisal wells planned

Canadian Laurentian

1 well planned

Gulf of Mexico

8 wells planned

Colombia

2 wells planned

Malaysia

4 wells planned

NW Australia

6 wells planned

Falklands

2 wells planned

Exploration and appraisal wells

Material in size to BHP Billiton

Balance proven plays and frontier exploration

Opportunities with potential for multiple successes

Control and Operatorship

Gippsland

1 well planned

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Proven play:

W Australia (41 permits, 8.3-100% WI, 10 permits operated)

Exmouth

Thebe

Scarborough

Macedon

Browse

Approximately 9.2 million acres (gross), WD 170 to 2,500m

Two major discoveries – Thebe (100% WI), Scarborough (50% WI)

Running 3D seismic on all other operated acreage

Source: WSI Earth by ESRI, Includes data supplied by IHS Inc., its subsidiary and affiliated companies; Copyright (2008) all rights reserved.

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Proven play:

GoM (318 Blocks, 62% Avg WI, 222 blocks operated)

Miocene Play

Paleogene Play

1.72 million acres (gross) (excluding March 2008 lease sale), WD 10 to 7,600ft

Major BHP Billiton discoveries in Atwater Foldbelt Miocene play, now in development or production

Excellent acreage position in play extension in central Green Canyon area

Successful acreage capture in last two lease sales—successful bidder on 83 tracts (US$284m)

Preparing for active exploration program

Source: WSI Earth by ESRI, Includes data supplied by IHS Inc., its subsidiary and affiliated companies; Copyright (2008) all rights reserved.

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Proven play:

Malaysia (Sabah) (2 Blocks, 60% WI, operated)

Kikeh Development

Major Murphy discovery

Start-up 2007

120 kbpd capacity

Ubah-2 – Oct 2005 Shell discovery Wildcat and stepout wells

2.1 million acres (gross) – WD 1,600 to 2,800m

Extension of Deepwater Miocene fold belt play

New 3-D seismic acquisition during CY08

4 commitment wells

Expect to commence drilling operations in 2009

Source: WSI Earth by ESRI, Includes data supplied by IHS Inc., its subsidiary and affiliated companies; Copyright (2008) all rights reserved.

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Frontier exploration:

Colombia (2 blocks, 75% WI, operated)

2.3 million acres (gross) – WD 500 to 2,700m

Large tracts of frontier acreage with significant upside

New 3-D acquisition complete

No commitment wells – expect to be ready to drill in 2009

Source: WSI Earth by ESRI, Includes data supplied by IHS Inc., its subsidiary and affiliated companies; Copyright (2008) all rights reserved.

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Frontier exploration:

The Falklands (14 licenses, 51% WI, operated)

11 million acres (gross) – WD 200 to 2,000m

Frontier acreage covering prospective portion of two large sub-basins

Multiple leads with significant potential

Two commitment wells – expect to commence drilling in 2009 – 2010

Source: WSI Earth by ESRI, Includes data supplied by IHS Inc., its subsidiary and affiliated companies; Copyright (2008) all rights reserved.

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resourcing the future

Key messages

The exploration strategy is clear and simple

We will target opportunities that are material to BHP Billiton

Recently acquired multiple key blocks with Operatorship

Exploration spend increased to approximately US$700m

Made key discoveries in GoM and Western Australia

Planning to drill 24 exploration and appraisal wells in the near term bhpbilliton

resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

bhpbilliton

resourcing the future

Forecast volume growth of ~10% CAGR to FY11, underpinned by projects in execution

BHP Billiton net production forecast

(mmboe/yr)

200 150 100 50 0

~10% CAGR

Gas

Liquids

FY07 FY08E FY09E FY10E FY11E

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BHP Billiton Petroleum – Delivering results

How we run BHP Billiton Petroleum	• Functional business model has been established • An experienced management team is in place and executing • The core strategy is clear and simple
Driving base performance	• Top quartile industry safety performance • Achieved 93.5% production uptime in 3Q FY08 • Low cost, high margin operations • Gas and LNG contract reopeners, coupled with new volumes, capture current prices
Executing growth projects	• Forecast volume growth of ~10% CAGR to FY11, underpinned by projects in execution • Deep inventory of development projects beyond those in execution • Greater than 100% reserve replacement expected in FY08
Capturing additional opportunities	• Exploration portfolio has been rejuvenated with new acreage acquired • 75% increase in exploration expenditure for FY08 to US$700m (net) • Increased working interest equity and Operatorship

Page 80

bhpbilliton
resourcing the future

Today’s agenda

Strong Fit in BHP Billiton’s Asset Portfolio

How we run BHP Billiton Petroleum

Driving Base Performance

Executing Growth Projects

Capturing Additional Opportunities

Delivering Results

Concluding Remarks

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resourcing the future

Concluding remarks on Petroleum

Petroleum fits strategically and BHP Billiton is a natural owner

Strong BHP Billiton technical and human capability

The business is delivering results – operating performance and growth

Attractive and visible growth profile

Substantially low risk operating geographies and high leverage to prices

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Our offer for Rio – Unlocking value

Combined entity will have a unique portfolio of tier 1 assets

Highly complementary large-scale, low-cost, long-life assets

Strengthened asset portfolio and superior future growth options

Unparalleled exposure to overlapping mineral basin positions and infrastructure

Optimisation of production efficiencies

Delivery of more volume, faster, to customers

Enhanced earnings through quantified synergies and benefits of combination

Broader stakeholders will benefit (customers, communities, employees)

A natural fit – common strategies, heritage, culture and values

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resourcing the future

BHP Billiton's 45% premium is a substantial value uplift, prior to the pro rata share of synergies

BHP Billiton / Rio Tinto Exchange Ratio[a]


3.8 for 1
3.6 for 1
3.4 for 1
3.2 for 1
3.0 for 1
2.8 for 1
2.6 for 1
2.4 for 1
2.2 for 1
12-Jul-2007
06-Sep-2007
01-Nov-2007
27-Dec-2007
21-Feb-2008
17-Apr-2008
12-Jul: Rio Tinto announces Alcan Offer
08-Nov: BHP Billiton confirms approach to Rio Tinto
26-Nov: Rio Tinto Investor Presentation
12-Dec: BHP Billiton Investor Presentation
15-Jan: Day one of Rio Tinto Pilbara media visit
1-Feb: Chinalco purchase of 12% of Rio Tinto Plc
6-Feb: BHP Billiton HY Results and Rule 2.5 Announcement
06-Feb-2008 BHP Billiton Offer
12-Nov-2007 BHP Billiton Proposal
Pre approach fair value exchange ratio

Source: Datastream as at 5 May 2008

a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. 2.4 fair value exchange ratio represents average for period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (1-Nov-2007).

Page 84

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Conclusion – Strength, stability and growth

BHP Billiton’s core strategy remains unchanged

BHP Billiton is focused on producing volumes from its low cost assets to take advantage of the strong market conditions

A combination of BHP Billiton and Rio Tinto can generate substantial additional value for shareholders – they are a natural fit

This combination unlocks a very material and unique pool of value:

More production, faster and lower cost; enhanced future growth options; traditional synergies

Quantifiable value; incremental EBITDA impact growing to estimated $3.7B

The terms of the Rio Tinto offer reflect a good deal for both companies’ shareholders

BHP Billiton on a standalone basis is an attractive business with a compelling growth profile

Transaction must be value accretive for all BHP shareholders

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bhpbilliton

resourcing the future